Exhibit (a)(2)

August 11, 2014

Re: Tender Offer from MacKenzie Capital Management, LP

Dear Financial Representative:

On August 1, 2014, a number of entities controlled by MacKenzie Capital Management, LP (“MCM”) initiated an offer to purchase up to 1,000,000 shares of common stock of Strategic Realty Trust, Inc. (“Strategic Realty Trust”) at a price of $3.00 per share. Unless extended by MCM, the tender offer will expire at 11:59 p.m., Pacific Time, on September 19, 2014.

On August 11, 2014, the Board of Directors of Strategic Realty Trust filed a response to this Offer with the SEC in the form of a Schedule 14D-9 and a letter to stockholders. The Board of Directors has carefully evaluated the terms of the MCM offer and unanimously recommends that stockholders reject it and not tender their shares.

To view the Board of Directors’ full response filed on form Schedule 14D-9 and the letter to stockholders, please visit Shareholder Letters under the Investors section of www.SRTREIT.com. The Schedule 14D-9 provides a more detailed description of the reasons why the Board of Directors believes that the offer is not in stockholders’ best interests.

Both MCM’s offer documents and the Board of Directors’ full response will be mailed to Strategic Realty Trust stockholders.

Should you or your clients have any questions about this tender offer or other matters, please call us at (650) 343-9300.

Sincerely yours,

Andrew Batinovich

Chief Executive Officer

400 S. El Camino Real, Suite 1100

San Mateo, CA 94402

650-343-9300

SRTREIT.com